Exhibit 21
EXHIBIT 21—SUBSIDIARIES OF J. ALEXANDER’S CORPORATION

	STATE OF	NAME UNDER WHICH
SUBSIDIARY	INCORPORATION	BUSINESS IS DONE
J. Alexander’s Restaurants, Inc.	Tennessee	J. Alexander’s Restaurant

J. Alexander’s Restaurants of Kansas, Inc.	Kansas	J. Alexander’s Restaurant

J. Alexander’s of Texas, Inc.	Texas	J. Alexander’s Restaurant

JAX Real Estate, LLC	Delaware	JAX Real Estate, LLC

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